  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Eagle Rock Energy Partners, L.P.
(Name of Issuer)

Common Units of Limited Partner Interests
(Title of Class of Securities)

26985R 10 4
(CUSIP Number)

January 2, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26985R104	13G	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS New Mountain Vantage GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,302,100
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,302,100
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,302,100
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 26985R104	13G	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS New Mountain Vantage, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 553,800
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 553,800
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 553,800
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 26985R104	13G	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS New Mountain Vantage (California), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 835,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 835,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 835,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 26985R104	13G	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS New Mountain Vantage (California) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,753,400
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,753,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,753,400
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 26985R104	13G	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS New Mountain Vantage (Texas), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 159,900
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 159,900
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,900
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 26985R104	13G	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS New Mountain Vantage Advisers, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,622,692
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,622,692
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,622,692
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 26985R104	13G	Page 8 of 13 Pages

1	NAMES OF REPORTING PERSONS New Mountain Vantage (Cayman) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,320,592
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,320,592
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,320,592
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 26985R104	13G	Page 9 of 13 Pages

1	NAMES OF REPORTING PERSONS New Mountain Vantage HoldCo Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,320,592
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,320,592
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,320,592
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 26985R104	13G	Page 10 of 13 Pages

1	NAMES OF REPORTING PERSONS Steven B. Klinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,622,692
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,622,692
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,622,692
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 2 to Schedule 13G is being filed to disclose that on January 2, 2009: (i) New Mountain Vantage, L.P. sold 499,100 shares of Common Units of Limited Partner Interests (the “Common Units”) of Eagle Rock Energy Partners, L.P. to New Mountain Vantage (California) II, L.P.; (ii) New Mountain Vantage (California), L.P. sold 236,400 shares of Common Units to New Mountain Vantage (California) II, L.P.; (iii) New Mountain Vantage HoldCo Ltd. sold 1,194,100 shares of Common Units to New Mountain Vantage (California) II, L.P.; and (iv) New Mountain Vantage (Texas), L.P. sold 823,800 shares of Common Units to New Mountain Vantage (California) II, L.P.

Item 1. (a)          Name of Issuer

Eagle Rock Energy Partners, L.P. (“Eagle Rock”)

Item 1. (b)          Address of Issuer’s Principal Executive Offices

16701 Greenspoint Park Drive, Suite 200
Houston, Texas 77060

Item 2.(a)           Name of Person Filing

Item 2(a) is hereby amended and restated in its entirety as follows:

This Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”)*:

(i)	New Mountain Vantage GP, L.L.C.
(ii)	New Mountain Vantage, L.P.;
(iii)	New Mountain Vantage (California), L.P.;
(iv)	New Mountain Vantage (California) II, L.P.;
(v)	New Mountain Vantage (Texas), L.P.;
(vi)	New Mountain Vantage Advisers, L.L.C.;
(vii)	New Mountain Vantage (Cayman) Ltd.;
(viii)	New Mountain Vantage HoldCo Ltd. and
(ix)	Steven B. Klinsky

Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Schedule 13G is being filed on behalf of each of them.

*           Neither the present filing nor anything contained herein shall be construed as an admission that two or more Reporting Persons constitute a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

Item 2.(b)           Address of Principal Business Office or, if None, Residence

The principal business address of each of the Reporting Persons (other than New Mountain Vantage (Cayman) Ltd. and
New Mountain Vantage HoldCo Ltd.) is 787 Seventh Avenue, 49th Floor, New York, NY 10019.  The principal business address of each of New Mountain Vantage (Cayman) Ltd. and New Mountain Vantage HoldCo Ltd. is c/o Walkers SPV Limited, PO Box 908GT, Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands.

Item 2.(c)           Citizenship

Item 2(c) is hereby amended and restated in its entirety as follows:

Each of New Mountain Vantage, L.P., New Mountain Vantage (California), L.P., New Mountain Vantage (California) II, L.P.  and New Mountain Vantage (Texas), L.P. is a Delaware limited partnership.

Each of New Mountain Vantage GP, L.L.C. and New Mountain Vantage Advisers, L.L.C. is a Delaware limited liability company.

Each of New Mountain Vantage (Cayman) Ltd. and New Mountain Vantage HoldCo Ltd. is a Cayman Islands exempted limited company.

Steven B. Klinsky is a citizen of the United States.

Item 2.(d)           Title of Class of Securities

Common Units of Limited Partner Interests

Item 2.(e)           CUSIP Number

26985R 10 4

Item 3.

Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(c).

Item 4.                Ownership

The percent of class provided for each reporting person below is based on 55,774,197 Common Units outstanding, which is the total number of Common Units outstanding as of October 31, 2008 as reported in Eagle Rock’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, as filed with the Securities and Exchange Commission on November 10, 2008.

1. New Mountain Vantage GP, L.L.C.
a.	Amount beneficially owned: 4,302,100[1]
b.	Percent of class: 7.7%
c.	Number of units as to which the person has:
i.	sole power to vote or to direct the vote: 0
ii.	shared power to vote or to direct the vote: 4,302,100
iii.	sole power to dispose or to direct the disposition of: 0
iv.	shared power to dispose or to direct the disposition of: 4,302,100

2. New Mountain Vantage, L.P.
a.	Amount beneficially owned: 553,800
b.	Percent of class: 1.0%
c.	Number of units as to which the person has:
i.	sole power to vote or to direct the vote: 0
ii.	shared power to vote or to direct the vote: 553,800
iii.	sole power to dispose or to direct the disposition of: 0
iv.	shared power to dispose or to direct the disposition of: 553,800

3. New Mountain Vantage (California), L.P.
a.	Amount beneficially owned: 835,000
b.	Percent of class: 1.5%
c.	Number of units as to which the person has:
i.	sole power to vote or to direct the vote: 0
ii.	shared power to vote or to direct the vote: 835,000
iii.	sole power to dispose or to direct the disposition of: 0
iv.	shared power to dispose or to direct the disposition of: 835,000

4. New Mountain Vantage (California) II, L.P.
a.	Amount beneficially owned: 2,753,400
b.	Percent of class: 4.9%
c.	Number of units as to which the person has:
i.	sole power to vote or to direct the vote: 0
ii.	shared power to vote or to direct the vote: 2,753,400
iii.	sole power to dispose or to direct the disposition of: 0
iv.	shared power to dispose or to direct the disposition of: 2,753,400

5. New Mountain Vantage (Texas), L.P.
a.	Amount beneficially owned: 159,900
b.	Percent of class: 0.3%
c.	Number of units as to which the person has:
i.	sole power to vote or to direct the vote: 0
ii.	shared power to vote or to direct the vote: 159,900
iii.	sole power to dispose or to direct the disposition of: 0
iv.	shared power to dispose or to direct the disposition of: 159,900

6. New Mountain Vantage Advisers, L.L.C.
a.	Amount beneficially owned: 5,622,692[2]
b.	Percent of class: 10.1%
c.	Number of units as to which the person has:
i.	sole power to vote or to direct the vote: 0
ii.	shared power to vote or to direct the vote: 5,622,692
iii.	sole power to dispose or to direct the disposition of: 0
iv.	shared power to dispose or to direct the disposition of: 5,622,692

7. New Mountain Vantage (Cayman) Ltd.
a.	Amount beneficially owned: 1,320,592 [3]
b.	Percent of class: 2.4%
c.	Number of units as to which the person has:
i.	sole power to vote or to direct the vote: 0
ii.	shared power to vote or to direct the vote: 1,320,592
iii.	sole power to dispose or to direct the disposition of: 0
iv.	shared power to dispose or to direct the disposition of: 1,320,592

8. New Mountain Vantage HoldCo Ltd.
a.	Amount beneficially owned: 1,320,592
b.	Percent of class: 2.4%
c.	Number of units as to which the person has:
i.	sole power to vote or to direct the vote: 0
ii.	shared power to vote or to direct the vote: 1,320,592
iii.	sole power to dispose or to direct the disposition of: 0
iv.	shared power to dispose or to direct the disposition of: 1,320,592

9. Steven B. Klinsky
a.	Amount beneficially owned: 5,622,692[4]
b.	Percent of class: 10.1%
c.	Number of units as to which the person has:
i.	sole power to vote or to direct the vote: 0
ii.	shared power to vote or to direct the vote: 5,622,692
iii.	sole power to dispose or to direct the disposition of: 0
iv.	shared power to dispose or to direct the disposition of: 5,622,692

Item 5.               Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.               Ownership of More than Five Percent on Behalf of Another Person

None.

Item 7.               Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.                Identification and Classification of Members of the Group

Not Applicable.

Item 9.                 Notice of Dissolution of Group

Not Applicable.

Item 10.               Certification

By signing below the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of Eagle Rock and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

1 New Mountain Vantage GP, L.L.C. may be deemed to beneficially own an aggregate of 4,302,100 Common Units that are owned by New Mountain Vantage, L.P., New Mountain Vantage (California), L.P., New Mountain Vantage (California) II, L.P. and New Mountain Vantage (Texas), L.P. representing, in the aggregate, approximately 7.7% of the issued and outstanding Common Units. New Mountain Vantage GP, L.L.C. disclaims beneficial ownership of these Common Units except to the extent of its pecuniary interest therein.

2 New Mountain Vantage Advisers, L.L.C. may be deemed to beneficially own an aggregate of 5,622,692 Common Units that are owned by New Mountain Vantage, L.P., New Mountain Vantage (California), L.P., New Mountain Vantage (California) II, L.P., New Mountain Vantage (Texas), L.P. and New Mountain Vantage HoldCo Ltd. representing, in the aggregate, approximately 10.1% of the issued and outstanding Common Units. New Mountain Vantage GP, L.L.C. disclaims beneficial ownership of these Common Units except to the extent of its pecuniary interest therein.

3 New Mountain Vantage (Cayman) Ltd. may be deemed to beneficially own 1,320,592 Common Units that are owned by New Mountain Vantage HoldCo Ltd. representing approximately 2.4% of the issued and outstanding Common Units.  New Mountain Vantage (Cayman) Ltd. disclaims beneficial ownership of these Common Units except to the extent of its pecuniary interest therein.

4 Mr. Klinsky may be deemed to beneficially own an aggregate of 5,622,692 Common Units that are owned by New Mountain Vantage, L.P., New Mountain Vantage (California), L.P., New Mountain Vantage (California) II, L.P., New Mountain Vantage (Texas), L.P. and New Mountain Vantage (Cayman) Ltd. representing, in the aggregate, approximately 10.1% of the issued and outstanding Common Units. Mr. Klinsky disclaims beneficial ownership of these Common Units except to the extent of his pecuniary interest therein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 2009

NEW MOUNTAIN VANTAGE GP, L.L.C.
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE, L.P.
By:	New Mountain Vantage GP, L.L.C., its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE (CALIFORNIA), L.P.
By:	New Mountain Vantage GP, L.L.C., its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE (CALIFORNIA) II, L.P.
By:	New Mountain Vantage GP, L.L.C., its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE (TEXAS), L.P.
By:	New Mountain Vantage GP, L.L.C., its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE ADVISERS, L.L.C.
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE (CAYMAN) LTD.
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Director

NEW MOUNTAIN VANTAGE HOLDCO LTD.
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Director

/s/ Steven B. Klinsky
Steven B. Klinsky

EXHIBIT A

    The undersigned, New Mountain Vantage GP, L.L.C., New Mountain Vantage, L.P., New Mountain Vantage (California), L.P., New Mountain Vantage (California) II, L.P., New Mountain Vantage (Texas), L.P., New Mountain Vantage Advisers, L.L.C., New Mountain Vantage (Cayman) Ltd., New Mountain Vantage HoldCo Ltd. and Steven B. Klinsky, hereby agree and acknowledge that the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  January 9, 2009

NEW MOUNTAIN VANTAGE GP, L.L.C.
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE, L.P.
By:	New Mountain Vantage GP, L.L.C., its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE (CALIFORNIA), L.P.
By:	New Mountain Vantage GP, L.L.C., its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE (CALIFORNIA) II, L.P.
By:	New Mountain Vantage GP, L.L.C., its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE (TEXAS), L.P.
By:	New Mountain Vantage GP, L.L.C., its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE ADVISERS, L.L.C.
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE (CAYMAN) LTD.
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Director

NEW MOUNTAIN VANTAGE HOLDCO LTD.
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Director

/s/ Steven B. Klinsky
Steven B. Klinsky